                                                                       EXHIBIT 1




                           NOVA GAS TRANSMISSION LTD.


                                  CONSOLIDATED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)


                      NINE MONTHS ENDED SEPTEMBER 30, 2003

                           NOVA GAS TRANSMISSION LTD.
                               CONSOLIDATED INCOME
                              (MILLIONS OF DOLLARS)
                                   (UNAUDITED)

                                                           Three Months Ended                    Nine Months Ended
                                                              September 30                         September 30
                                                   ----------------------------------    --------------------------------
                                                          2003             2002                 2003            2002
                                                   ----------------------------------    --------------------------------
REVENUES                                                   328              342                  986           1,017

EXPENSES
Operating expenses                                          91               95                  291             278
Depreciation                                                74               74                  222             220
                                                   ----------------------------------    --------------------------------
                                                           165              169                  513             498
                                                   ----------------------------------    --------------------------------
OPERATING INCOME                                           163              173                  473             519
                                                   ----------------------------------    --------------------------------

OTHER EXPENSES / (INCOME)
Financial charges                                           65               76                  202             223
Allowance for funds used during construction                 1               (1)                  --              (2)
Other                                                        1               (7)                   1              (5)
                                                   ----------------------------------    --------------------------------
                                                            67               68                  203             216
                                                   ----------------------------------    --------------------------------

INCOME BEFORE INCOME TAXES                                  96              105                  270             303

INCOME TAXES                                                46               49                  128             142
                                                   ----------------------------------    --------------------------------
NET INCOME                                                  50               56                  142             161
                                                   ==================================    ================================


          See accompanying Notes to Consolidated Financial Statements.


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                         2

                           NOVA GAS TRANSMISSION LTD.
                             CONSOLIDATED CASH FLOWS
                              (MILLIONS OF DOLLARS)
                                   (UNAUDITED)

                                                             Three Months Ended                  Nine Months Ended
                                                                September 30                       September 30
                                                       ------------------------------    --------------------------------
                                                            2003         2002                   2003            2002
                                                       ------------------------------    --------------------------------
CASH GENERATED FROM OPERATIONS
Net income                                                    50           56                    142             161
Depreciation                                                  74           74                    222             220
Future income taxes                                           15           (5)                    21               2
Other                                                        (36)          24                    (44)             15
                                                       ------------------------------    --------------------------------
Funds generated from operations                              103          149                    341             398
Decrease in operating working capital                         11            5                     52              16
                                                       ------------------------------    --------------------------------
Net cash provided by operating activities                    114          154                    393             414
                                                       ------------------------------    --------------------------------

INVESTING ACTIVITIES
Capital expenditures, net                                     (5)         (62)                   (50)           (152)
Other assets                                                 (10)           3                     (7)            (11)
                                                       ------------------------------    --------------------------------
Net cash used in investing activities                        (15)         (59)                   (57)           (163)
                                                       ------------------------------    --------------------------------

FINANCING ACTIVITIES
Long-term debt additions                                      --          300                     --             300
Long-term debt repaid                                       (150)          --                   (159)            (15)
Common share dividends                                        --           --                     --             (79)
Increase / (decrease) in amounts due to parent                51         (395)                  (177)           (457)
                                                       ------------------------------    --------------------------------
Net cash used in financing activities                        (99)         (95)                  (336)           (251)
                                                       ------------------------------    --------------------------------

INCREASE IN CASH                                              --           --                     --              --
CASH AT BEGINNING OF PERIOD                                   --           --                     --              --
                                                       ------------------------------    --------------------------------
CASH AT END OF PERIOD                                         --           --                     --              --
                                                       ==============================    ================================


          See accompanying Notes to Consolidated Financial Statements.


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                         3

                           NOVA GAS TRANSMISSION LTD.
                           CONSOLIDATED BALANCE SHEET
                              (MILLIONS OF DOLLARS)
                                   (UNAUDITED)


                                                                    SEPTEMBER 30             December 31
                                                                         2003                   2002
                                                                 --------------------     ------------------
ASSETS

CURRENT ASSETS
   Accounts receivable                                                       96                    130
   Inventories                                                               31                     32
                                                                 --------------------     ------------------
                                                                            127                    162

PLANT, PROPERTY AND EQUIPMENT                                             4,770                  4,942
DEFERRED AMOUNTS AND OTHER ASSETS                                           101                     50
FUTURE INCOME TAXES                                                          14                     35
                                                                 --------------------     ------------------
                                                                          5,012                  5,189
                                                                 ====================     ==================


LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES
   Accounts payable                                                           9                     12
   Due to parent                                                            186                    363
   Accrued  interest                                                         64                     44
   Long-term debt due within one year                                       147                    296
                                                                 --------------------     ------------------
                                                                            406                    715
                                                                 --------------------     ------------------

LONG-TERM DEBT                                                            2,615                  2,625
COMMON SHAREHOLDER'S EQUITY
   Common shares                                                          1,706                  1,706
   Retained earnings                                                        285                    143
                                                                 --------------------     ------------------
                                                                          1,991                  1,849
                                                                 --------------------     ------------------
                                                                          5,012                  5,189
                                                                 ====================     ==================


See accompanying Notes to Consolidated Financial Statements


On behalf of the board:

         /s/ Russell K. Girling                 /s/ Albrecht W.A. Bellstedt
     -------------------------------          -------------------------------
                Director                                   Director


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                         4

                           NOVA GAS TRANSMISSION LTD.
                         CONSOLIDATED RETAINED EARNINGS
                              (MILLIONS OF DOLLARS)
                                   (UNAUDITED)

                                                                              Nine Months Ended
                                                                                September 30
                                                                --------------------------------------------
                                                                      2003                      2002
                                                                ------------------        ------------------
BALANCE AT BEGINNING OF PERIOD                                         143                         2

Net income                                                             142                       161
Common share dividends                                                  --                       (79)
                                                                ------------------        ------------------
BALANCE AT END OF PERIOD                                               285                        84
                                                                ==================        ==================


           See accompanying Notes to Consolidated Financial Statements


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                         5

                           NOVA GAS TRANSMISSION LTD.
                    NOTE TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)

NOTE 1    SIGNIFICANT ACCOUNTING POLICIES

          The consolidated financial statements of NOVA Gas Transmission Ltd. (the company) have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the company's annual financial statements for the year ended December 31, 2002. These consolidated financial statements for the nine months ended September 30, 2003 do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements.

          Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality.


NGTL CONSOLIDATED FINANCIAL STATEMENTS                                         6

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF NOVA GAS TRANSMISSION LTD. (NGTL OR THE CORPORATION) AND THE NOTES THERETO.

RESULTS OF OPERATIONS

NGTL's net earnings of $50 million in third quarter 2003 decreased $6 million compared to $56 million in the same quarter of 2002. Net earnings of $142 million for the nine months ended September 30, 2003 decreased $19 million compared to the same period in 2002. The decrease is primarily due to lower earnings from the one-year 2003 Alberta System Revenue Requirement Settlement (the 2003 Settlement) reached in February 2003. The 2003 Settlement includes a fixed revenue requirement component, before non-routine adjustments, of $1.277 billion compared to $1.347 billion in 2002. NGTL's annual net earnings in 2003, initially expected to be approximately $40 million lower than 2002 annual net earnings of $220 million, are now expected to be approximately $30 million below the 2002 earnings. This improved outlook in 2003 net earnings is primarily attributable to lower financing and operating costs than initially anticipated.

LIQUIDITY AND CAPITAL RESOURCES

                         FUNDS GENERATED FROM OPERATIONS

Funds generated from operations for the third quarter 2003 were $101 million, compared to $149 million for the third quarter 2002. Funds generated from operations were $341 million for the nine months ended September 30, 2003, compared to $398 million for the same period in 2002. NGTL expects that its ability to generate sufficient amounts of cash in the short term and the long term when needed, and to maintain financial capacity and flexibility to provide for planned growth is adequate, and remains substantially unchanged since December 31, 2002.

                              INVESTING ACTIVITIES

Net capital expenditures for the third quarter 2003 were $5 million compared to $62 million for the same period in 2002. Net capital expenditures for the nine months ended September 30, 2003 totalled $50 million, compared to $152 million for the same period in 2002. The decrease in net capital expenditures in 2003 compared to 2002 is primarily attributable to significantly lower spending on construction of new facilities. Capital spending is comprised of capital maintenance and construction of new facilities that are dependent on requests from customers for new services.

                              FINANCING ACTIVITIES

During the nine months ended September 30, 2003, all required financing was provided by NGTL's parent company, TransCanada PipeLines Limited (TCPL). The Corporation anticipates that future financing requirements will be obtained from TCPL or from third parties.

RISK MANAGEMENT

NGTL's market, financial and counterparty risks remain substantially unchanged since December 31, 2002. For further information on risks, refer to Management's Discussion and Analysis in NGTL's 2002 Renewal Annual Information Form.


NGTL MANAGEMENT'S DISCUSSION AND ANALYSIS                                      7

All elements of NGTL's financial risks are managed on its behalf by TCPL. The processes within TCPL's risk management function are designed to ensure that risks are properly identified, quantified, reported and managed. Risk management strategies, policies and limits are designed to ensure TCPL's risk-taking is consistent with its business objectives and risk tolerance. Risks are managed within limits ultimately established by the Board of Directors and implemented by senior management, monitored by risk management personnel and audited by internal audit personnel.

TCPL manages market risk exposures in accordance with its corporate market risk policy and position limits. NGTL's primary market risks result from volatility in interest rates and foreign currency exchange rates. NGTL's counterparty risk exposure results from the failure of a counterparty to meet contractual financial obligations, and is managed in accordance with its corporate counterparty risk policy.

CRITICAL ACCOUNTING POLICIES

NGTL's critical accounting policy, which remains unchanged since December 31, 2002, is the use of regulatory accounting for its regulated operations. For further information on this critical accounting policy, refer to Management's Discussion and Analysis in NGTL's 2002 Renewal Annual Information Form.

CRITICAL ACCOUNTING ESTIMATE

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the Corporation's consolidated financial statements requires the use of estimates and assumptions that have been made using careful judgement. NGTL's critical accounting estimate, which remains unchanged since December 31, 2002, is depreciation expense. For further information on this critical accounting estimate, refer to Management's Discussion and Analysis in NGTL's 2002 Renewal Annual Information Form.

OUTLOOK

The outlook for the financial performance of the Corporation for 2003 has improved since December 2002 as discussed under Results of Operations. For further information on outlook, refer to Management's Discussion and Analysis in NGTL's 2002 Renewal Annual Information Form.

RECENT DEVELOPMENTS

In July 2003, NGTL, along with other utilities, filed evidence in the Generic Cost of Capital Proceeding with the Alberta Energy and Utilities Board (EUB). NGTL has requested a return of 11 per cent on 40 per cent deemed common equity in its Generic Cost of Capital Application. The EUB expects to adopt a standardized approach to determining the rate of return and capital structure for all utilities under its jurisdiction at the conclusion of this proceeding. This hearing is scheduled to commence on November 12, 2003.

In September 2003, NGTL filed with the EUB the first phase of the 2004 General Rate Application (GRA), consisting of evidence in support of the applied for rate base and revenue requirement. In the GRA, the company applied for a composite depreciation rate of 4.13 per cent compared to the current depreciation rate of 4.00 per cent. An EUB hearing to consider the 2004 GRA Phase One application is scheduled to commence on March 16, 2004 in Calgary. Phase Two of the application, dealing primarily with rate design and services, is expected to be filed with the EUB on November 14, 2003.


NGTL MANAGEMENT'S DISCUSSION AND ANALYSIS                                      8

FORWARD-LOOKING INFORMATION

Certain information in this Management's Discussion and Analysis is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of NGTL to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline industry sector, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by NGTL with Canadian securities regulators and with the United States Securities and Exchange Commission. NGTL disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


NGTL MANAGEMENT'S DISCUSSION AND ANALYSIS                                      9